Exhibit 99.2

Liminal BioSciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

Liminal BioSciences Inc.
440 Armand-Frappier Blvd., Suite 300
Laval (Québec) H7V 4B4

(“Liminal BioSciences” or the “Company”)

Item 2.	Date of Material Change

January 27, 2021

Item 3.	News Release

A press release announcing the material change referred to in this report was issued by Liminal BioSciences on January 27, 2021 and disseminated on newswires in Canada and United States.

Item 4.	Summary of Material Change

Liminal BioSciences provides update on business strategy and focus on small molecule therapeutics. The Company focused on continued advancement of its small molecule therapeutics platform including development of fezagepras and evaluating strategic alternatives for its plasma-derived therapeutics business and other non-core assets.

Item 5.	Full Description of Material Change

Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company, provided an update today regarding the Company’s corporate strategy for its small molecule therapeutics and plasma-derived based therapeutics platforms.

Following a review of its corporate business strategy, aimed at maximizing the use of capital resources, the Company has decided to re-focus its resources on its small molecule therapeutics business. It has therefore determined that its plasma-derived therapeutics business is no longer aligned with this new corporate business strategy.

As previously disclosed, the Company has been engaged in a process to find a commercialization partner for Ryplazim® (plasminogen) (“Ryplazim”), which has to date not resulted in an executable transaction.  As a consequence, and considering the ongoing cash burn associated with the plasma-derived therapeutics business, the Company announced that it has commenced a process to evaluate potential strategic alternatives for that portion of its business aimed at minimizing cash burn. These alternatives may result in a divestment, in whole or in part, of the plasma-derived therapeutics business and/or other non-core assets, or in other courses of action including but not limited to other strategic transactions or the closure of its Ryplazim related operations.

The Company believes that such change in its business strategy will allow it to become more streamlined and with a singular focus on its core research capabilities and emerging pipeline.

“We believe that this change in our  business strategy will allow us  to focus our resources on the development of our lead product candidate fezagepras and our small molecule therapeutics drug discovery program and to become a more capital efficient organization”, stated Mr. Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. However, as of the date hereof, the Company has not made any decisions related to any specific strategic alternatives for its plasma-derived therapeutics business and there can be no assurance of a successful outcome from these efforts, or of the form or timing of any outcome. The Company will update the market on this process when it determines that further disclosure is appropriate or necessary, including impacts on its financial results.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Marie Iskra

General Counsel

(450) 781-0115

m.iskra@liminalbiosciences.com

Item 9.Date of Report

January 28, 2021